SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 9, 2003

                           Commission File No. 1-14110

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                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated April 9, 2003, announcing an agreement between
           Aluminium Pechiney and SUAL to enter into substantive negotiations for the joint development of a bauxite, alumina, aluminium complex in the Komi Republic, in the Russian Federation.

PRESS RELEASE

                                [PECHINEY logo]


   Pechiney and SUAL lay the foundation to cooperate on an integrated Bauxite
                 Alumina Aluminium project in the Komi Republic

Paris-Moscow: 9 April 2003 - Aluminium Pechiney and SUAL announce that they have reached agreement to enter into substantive negotiations for the joint development of a bauxite, alumina, aluminium complex in the Komi Republic, in the Russian Federation.

Following agreement, both companies will undertake the necessary studies regarding the project to develop a new 1.4 million tonnes per annum alumina refinery and smelter with the capacity of up to 500,000 tonnes per annum. SUAL's existing Timan Bauxite deposit and its Timan railroad will be used as the resource base and transport infrastructure for the complex.

Subject to successful negotiations and to achieving favourable results of the technical, environmental and financial studies, the project will be developed and implemented jointly.

As a next step, the Parties will enter into negotiations to agree terms, and finalise the framework of their cooperation to formalise the joint venture structure. The negotiations envisage SUAL retaining a controlling stake in the project and Aluminium Pechiney acquiring a substantial equity interest up to 35-40 per cent of the existing project company, currently wholly owned by SUAL.

The technology, process routes, and the optimal layout and size of the project will be determined in the course of a bankable feasibility study, due to commence shortly. If the conditions allow it, the project company will have the right to use Pechiney's technology, including the AP 50 smelting technology.

"This initiative, associating SUAL, the second primary aluminium producer of Russia with the expertise of Pechiney in alumina and primary aluminium technologies creates a real opportunity for Pechiney to build a fruitful future collaboration with the Russian aluminium industry" said Jean-Dominique Senard, member of the Executive Committee of Pechiney, head of the Primary Aluminium Sector.

"I am pleased that we have reached this stage of negotiations and look forward to building upon this cooperation to jointly develop the Komi project", said Chris Norval, President of SUAL Holding."

                                     -END-

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                ****************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:                    Press Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07       Chrystele Ivins: Tel: 33 1 56 28 24 18
Catherine Paupelin  Tel: 33 1 56 28 25 08       chrystele.ivins@pechiney.com
                    Fax 33 1 56 28 33 38        ----------------------------
PECHINEY                                        Stephan Giraud: Tel: 33 1 56 28 24 19
7, place du Chancelier Adenauer                 stephan.giraud@pechiney.com
75116 Paris                                     ---------------------------
e-mail: Pechiney-IR-Team@pechiney.com
        -----------------------------
Internet: http://www.pechiney.com
          -----------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 9, 2003                 PECHINEY


                                             By:    /s/ OLIVIER MALLET
                                                    ------------------
                                             Name:  Olivier MALLET
                                             Title: Chief Financial Officer